Exhibit 99.74

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Acreage Holdings, Inc.

We consent to the use in this Registration Statement on Form 40-F of:

-	our report, dated November 2, 2018 on the financial statements of Prime Wellness of Connecticut, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016, and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information;

-	our report, dated November 2, 2018 on the financial statements of the Wellness & Pain Management Connection, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016 and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information; and

-	our report, dated November 2, 2018 on the financial statements of Prime Alternative Treatment Center Consulting, LLC, which comprise the statements of financial position as at December 31, 2017 and 2016, and the statements of operations and comprehensive income, members’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information;

each of which is included in this Registration Statement on Form 40-F being filed by Acreage Holdings, Inc. with the United States Securities and Exchange Commission.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

January 29, 2019